SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


          For the month of October 2002 Commission File Number 1-8481
                                -----------------


                                    BCE Inc.
                 (Translation of Registrant's name into English)


 1000, rue de La Gauchetiere Ouest, Bureau 3700, Montreal, Quebec H3B 4Y7,
                                 (514) 397-7000
                    (Address of principal executive offices)


Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F                          Form 40-F     X
                    -----------                         -----------


   Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes                                No     X
              -----------                       -----------


   If  "Yes"  is  marked,  indicate  below  the  file  number  assigned  to the
Registrant in connection with Rule 12g3-2(b): 82-           .
                                                 -----------


This Form 6-K is not incorporated by reference in the registration statement filed by BCE Inc. with the Securities and Exchange Commission under Form F-3 on June 15, 2000 (Registration No. 333-12130), under Form S-8 on October 16, 2000 (Registration No. 333-12780), under Form S-8 on November 1, 2000 (Registration No. 333-12802) and under Form S-8 on November 1, 2000 (Registration No. 333-12804). Notwithstanding any reference to BCE Inc.'s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE Inc.'s Web site or any other site on the World Wide Web referred to in BCE Inc.'s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.





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For Immediate Release


         BCE TO RAISE CDN $2 BILLION IN PUBLIC DEBT TO FUND BELL BUYBACK


Montreal (Quebec), October 25, 2002 -- BCE Inc. (TSX, NYSE: BCE) announced that further to its August 1st, 2002 shelf prospectus filing, it will file today a prospectus supplement with all Canadian provincial securities regulatory authorities for the public offering of Cdn $2 billion of BCE debt securities in three series.

BCE will offer Series A, Series B, and Series C Notes:

o The $300 million 6.20% Series A Notes will be dated October 30, 2002, mature on October 30, 2006 and will be issued at a price of 99.937% of par.
o The $1,050 million 6.75% Series B Notes will be dated October 30, 2002, mature on October 30, 2007 and will be issued at a price of 99.829% of par.
o The $650 million 7.35% Series C Notes will be dated October 30, 2002, mature on October 30, 2009 and will be issued at a price of 99.747% of par.

The net proceeds resulting from this public debt offering will be used to pay part of the acquisition price of SBC Communications Inc.'s indirect minority interest in Bell Canada.

The closing of the offering is scheduled to occur on October 30, 2002, and is subject to certain conditions set forth in the underwriting agreement.

The debt securities are offered for sale to the public by a syndicate of underwriters led by TD Securities Inc. as lead manager and book-runner and Merrill Lynch Canada Inc. as co-lead manager. The underwriting syndicate also includes BMO Nesbitt Burns Inc., CIBC World Markets Inc., RBC Capital Markets, Scotia Capital Inc., Banc of America Securities, National Bank Financial Inc., Casgrain & Company Ltd., and Societe Generale.

This press release does not constitute an offer to sell or the solicitation of any offer to buy nor will there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such province, state or jurisdiction.





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About BCE

BCE is Canada's largest communications company. It has 24 million customer connections through the wireline, wireless, data/Internet and satellite services it provides, largely under the Bell brand. BCE leverages those connections with extensive content creation capabilities through Bell Globemedia which features some of the strongest brands in the industry -- CTV, Canada's leading private broadcaster, The Globe and Mail, the leading Canadian daily national newspaper and Sympatico.ca, a leading Canadian Internet portal. As well, BCE has extensive e-commerce capabilities provided under the BCE Emergis brand. BCE shares are listed in Canada, the United States and Europe.


                                    -- 30 --


CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements made in this press release are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. There can be no assurance that BCE Inc.
will complete the public offering of any debt securities, or that it will raise all or part of the proceeds, as set forth in this news release. The forward-looking statements contained in this press release represent BCE Inc.'s expectations as of October 25, 2002 and, accordingly, are subject to change after such date. However, BCE Inc. disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.



For further information:
Nick Kaminaris                                       George Walker
Communications                                       Investor Relations
(514) 786-3908                                       (514) 870-2488
Web site: www.bce.ca


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                                    SIGNATURE


   Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                BCE Inc.



                                      (Signed Michael T. Boychuk)
                          -----------------------------------------------------

                                           Michael T. Boychuk
                             Senior Vice-President and Corporate Treasurer





                                         Date: October 28, 2002